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[LOGO OF COOPERS & LYBRAND L.L.P.]                                   EXHIBIT 18


May 1, 1998



Johns Manville
717 Seventeenth Street
Denver, Colorado 80202

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in accounting from accruing a reserve for the estimated costs to rebuild the refractory components of glass furnaces to capitalizing those costs as incurred as contained in the Company's Form 10-Q for the quarter ended March 31, 1998. Based on our reading of the data and discussions with Company officials of the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, in reliance on management's determination as regards elements of business judgment and business planning, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.

We have not audited any financial statements of Johns Manville as of any date or for any period subsequent to December 31, 1997, nor have we audited the application of the change in accounting principle disclosed in Form 10-Q of Johns Manville for the three months ended March 31, 1998; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting change.

Very truly yours,



/s/ Coopers & Lybrand L.L.P.